Exhibit I
Twelfth Annual General Meeting of HDFC Bank Limited
May 30, 2006 at 3.30 p.m.
Chairman’s Address
Esteemed Members of HDFC Bank
Ladies & Gentlemen,
It gives me great pleasure to welcome you to this, the Twelfth Annual General meeting of the shareholders of HDFC Bank.
With your permission, I would like to update you on the progress your bank has made in the financial year ended March 31, 2006 and to share with you the general outlook for this year.
Financial Highlights 2005-06:
Your bank achieved healthy growth in business volumes, revenues and profits for the year ended March 31, 2006. The total balance sheet size increased by 43% to Rs.73506 crores. Total deposits increased by 54% to Rs.55797 crores. Savings account deposits, which are core to your bank’s strategy for building stable, low-cost funding sources and which reflect the strength of your bank’s retail deposit franchise, increased by 42% from 11418 crores to Rs.16186 crores as of March 31, 2006. On the asset side also, the growth was impressive with total advances growing by 37% to Rs.35061 crores, primarily driven by a growth of 80% in retail advances, which touched Rs.21231 crores as of March 31, 2006. Revenue growth was driven principally by an increase in net interest income and commission income. Net interest income grew by 43% primarily due to increase in the average balance sheet size by 39% and an improvement in net interest margin from 3.9% to 4.0%. Commission income increased by 73% to Rs.1045 crores with the main drivers being commissions from distribution of third-party mutual funds & insurance, fees on debit/credit cards & point-of-sale (POS) terminals, retail banking transactional charges/fees on deposit and depository accounts and cash management commissions. Profit before Tax increased by 28% to Rs.1254 crores and net profit after tax grew by 31%, from Rs. 666 crores to Rs.871 crores.
Dividend:
Consistent with your bank’s track record of maintaining a steady increase in dividends, your Directors have recommended a dividend of 55% for the year ended March 31, 2006. The increase in dividend is consistent with your bank’s dividend policy which seeks to balance the twin objectives of rewarding shareholders with cash dividends on the one hand and of retaining capital to meet the bank’s investment and capital adequacy needs on the other.
Branch Expansion:
Extension of geographical coverage and expansion of the branch network remain key elements of your bank’s growth strategy. However, during 2005-06, your bank could add only 68 branches taking the branch network to 535 branches (including extension counters) as at March 31, 2006 due to the review of the bank branch licensing policy by RBI. Pending this review, a large number of branches are awaiting license approvals. During 2005-06, your bank’s ATM network increased from 1147 to 1323 ATMs. As of March 2006, your bank had a presence in 228 cities as against 211 as at the end of previous year. Your bank will continue to supplement the branch expansion with appropriate growth in the ATM, phone-banking and net-banking channels.
Business Update:
You would be pleased to note that your bank continues to experience healthy growth, across its two customer franchises — Retail banking and Wholesale banking, as well as its product franchise - Treasury. Retail Banking has been the fastest growing of the bank’s businesses where your bank has been growing its deposits, loans, credit cards, debit cards, investment advice and distribution of mutual funds and insurance. In the Wholesale Banking your bank continued to grow its loan book and achieved healthy growth in its agriculture financing, micro-finance and SME financing activities. In Treasury business, your bank is well positioned to continue to grow its foreign exchange and derivative product volumes
Asset Quality and Risk Management:
During the financial year 2005-06, the quality of your bank’s credit portfolio continued to remain healthy. As at March 31, 2006 your bank’s net non-performing assets were 0.44% of net advances and 0.36% of customer assets, which is amongst the lowest in the Indian banking industry. As a prudent policy your bank has maintained a highly diversified portfolio and has also made general loan loss provisions for standard assets, which are well over the minimum levels prescribed by Reserve Bank of India. Management of risks has been a key focus area for your bank. The resilience of your bank’s asset quality and risk management is reflected by the fact that your bank has come out unscathed in the recent stock market crash of over 1800 points. Your bank has not incurred any loss in its exposures to the capital market segment.
Business Prospects and Growth Strategy :
As we look ahead, we are faced with a mixed scenario in terms of the overall economic environment, both globally and in India. On the one hand there is the expectation that India’s GDP growth in the current year would be above 7%. On the other hand, with oil prices at close to all time highs, there is a distinct possibility of inflation looking up. This, coupled with the hardening of global interest rates, is likely to lead to an upward bias in rupee interest rates during this financial year. The expectation is, however, that any rate increases would probably be marginal and the demand for credit, in particular in the retail segment, will remain healthy. You bank is well positioned to grow its loan book both in the retail sector and in the wholesale segment where demand for credit from the manufacturing sector is expected to look up in this year. To support this growth in risk assets, your bank had boosted its capital adequacy by raising subordinated debt (Tier II capital) of Rs.1702 crores in 2005-06. As a result, as of March 2006, total capital adequacy was 11.4%, although Tier I capital adequacy was 8.6%. Going forward as well, your bank will continue to ensure that business growth is not affected by capital constraints.
Regulatory Challenges
Before I close I would like to make a mention of a set back we received during this period in the form of a monetary penalty from our regulators. This was because of multiple savings and depository accounts opened by certain parties with our bank, The purpose of opening multiple accounts, as we came to know later, was to corner retail investor quota out of primary issue of capital made by companies entering capital market.
We have explained to Reserve Bank that we had followed the usual KYC norms before opening these accounts and that we had not opened any account in the name of a fictitious person. However the contention of RBI has been that we needed to go beyond the documents and ensure that accounts were opened for a lawful purpose.
We also faced an ex — parte order from SEBI in the same context prohibiting the Bank from opening new depository accounts. The said order of SEBI was also a show cause notice. In our response we have submitted our viewpoint. We are now awaiting from SEBI an opportunity for a personal hearing.
We agree that multiple accounts being opened by the same party should normally have aroused suspicion in the minds of those of our officials who had handled these cases. They should have enquired why a large number of accounts in the name of the same party were being opened and what was the purpose behind it. Their not doing so displayed lack of prudence on their part for which we have taken action against the concerned officers.
Once SEBI’s hearing is over we hope to put this episode behind us. Meanwhile we have tightened our systems to ensure that such situations do not arise in the future.

Conclusion:
As you are aware, your bank has a simple mission — to be a world-class Indian Bank, benchmarked against best practices and standards in product offerings, technology, risk management practices and corporate governance standards. I do believe that while we have made some healthy progress, there is no room for complacency. While the overall market opportunity in each of your bank’s three franchises — Retail, Wholesale and Treasury, remain attractive, the challenge for your bank is to continue to execute its strategy — balancing growth, profitability and asset quality, in an increasingly competitive marketplace. It is critical therefore, that your bank and all its employees continue to focus and dedicate themselves to execute plans and enhance value in an increasingly competitive and volatile environment.
I would like to take this opportunity to thank all of you who are part of our shareholder family, our customers, the Reserve Bank of India and our promoters HDFC, for all the support and encouragement that has always been extended to the bank. I look forward to your continued support. I also express my sincere appreciation to all our employees at all levels for their hard work and untiring efforts in building your bank.
Thank you,
Jagdish Capoor